TASEKO MINES LIMITED

Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto, prepared in accordance with IFRS for the three-month and nine-month periods ended September 30, 2012 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2011, prepared in accordance with IFRS, the related MD&A, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

This MD&A is prepared as of October 31, 2012. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FINANCIAL HIGHLIGHTS

	Three months ended				Nine months ended
	September 30,				September 30,
			%				%
(Cdn$ in thousands)	2012	2011	Change		2012	2011	Change
Revenues	60,999	84,204	(28%	)	190,729	191,354	0%
Gross profit	11,740	25,174	(53%	)	44,873	67,024	(33%	)
Net earnings (loss)	(3,851)	30,028	(113%	)	(8,880)	34,668	(126%	)
Per share (“EPS”) [1]	(0.02)	0.15	(113%	)	(0.05)	0.18	(126%	)
Adjusted net earnings (loss) [2]	1,491	(1,991)	175%		5,805	7,842	(26%	)
Per share (“adjusted EPS”) [1,2]	0.01	(0.01)	175%		0.03	0.04	(26%	)
Adjusted EBITDA [2]	6,216	13,667	(42%	)	27,791	37,773	(26%	)
Capital expenditures	56,892	16,313	249%		129,900	34,973	271%
					Sept. 30,	Dec. 31,	%
					2012	2011	Change
Cash and equivalents					200,754	277,792	(28%	)
Dual currency deposits within other financial assets					-	40,602	>(100%	)
Non-cash working capital [2]					(6,539)	98,117	(107%	)
Net debt (cash) [2]					31,787	(86,139)	137%
Equity					471,516	496,817	(5%	)

1 Calculated using weighted average number of shares outstanding under the basic method.
2 Adjusted net earnings, adjusted EPS, EBITDA, adjusted EBITDA, non-cash working capital and net debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 16-19 of this MD&A.

Revenues for the third quarter 2012 were $61.0 million, a 28% decrease from the prior-year quarter as a result of a 26% reduction in copper sales volumes and a slight decrease in average realized copper prices. During the quarter, mill throughput and production were reduced due to significant planned downtime associated with GDP3 tie-ins and were noteworthy factors in the decline in sales volumes.

Gross profit for the third quarter was $11.7 million, compared to $25.2 million in the prior-year quarter. In addition to the above noted decrease in revenues, there was a 13% increase in per unit cost of sales in the quarter which combined for a 53% decrease in gross profit in the third quarter 2012 compared to the 2011. The GDP3 expansion has also impacted operating costs -- notably labour costs. Most of the required labour force to operate the GDP3 concentrator has already been hired.

Adjusted net earnings for the third quarter 2012 were $1.5 million or $0.01 per share compared to an adjusted net loss of $2.0 million or $0.01 per share in the prior-year quarter.

RECENT DEVELOPMENTS AND MARKET REVIEW

Market review

The spot market for copper based on London Metals Exchange (LME) demonstrated significant strength during the third quarter of 2012. The highest price level during the quarter was US$8,363 per tonne on September 14th which was 10% above the $7,635 per tonne level at the beginning of the quarter. Prices demonstrated modest volatility throughout the quarter and closed at US$8,301 per tonne on September 28th which was the last trading day of the quarter.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Copper markets were buoyed by a slightly improved global economic sentiment through the summer based partially on the perception that the European financial situation was stabilizing. In addition, broadly there was an acceptance that despite the slowing demand for copper in China, there is still support that current copper pricing levels and balanced supply and demand in the marketplace would prevail. The average realized price for copper during the third quarter of 2012 was US$3.64 per pound.

REVIEW OF OPERATIONS AND PROJECTS

Gibraltar mine

	Three months ended
Operating Data (100% basis)	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
	2012	2012	2012	2011	2011
Tons mined (millions)	16.8	15.8	15.7	15.4	13.7
Tons milled (millions)	4.3	3.9	3.9	4.3	4.0
Strip ratio	2.8	3.4	2.9	2.7	2.9
Copper concentrate
Grade (%)	0.321	0.334	0.305	0.292	0.293
Recovery (%)	82.8	88.1	87.0	86.5	87.2
Production (million pounds)	22.9	23.0	20.7	21.8	20.5
Sales (million pounds)	20.5	25.7	17.0	19.7	28.0
Inventory (million pounds) [5]	4.3	2.6	6.8	4.2	2.4
Copper cathode
Production (million pounds)	0.7	0.9	0.1	0.5	0.8
Sales (million pounds)	0.9	0.7	-	0.9	1.2
Molybdenum
Grade (%)	0.009	0.013	0.013	0.012	0.012
Recovery (%)	33.7	36.7	43.1	38.8	33.5
Production (thousand pounds)	276	379	438	388	324
Sales (thousand pounds)	279	361	472	358	319
Per unit data (US$ per pound) [1,4]
Operating cash costs [1,2]	$2.35	$2.12	$2.38	$1.91	$1.91
By-product credits [3]	(0.15)	(0.23)	(0.39)	(0.25)	(0.28)
Net operating cash costs of production [1]	$2.20	$1.89	$1.99	$1.66	$1.64
Total cash costs of sales [1]	$2.60	$2.47	$2.23	$2.20	$2.33

1 Operating cash costs, net operating cash costs of production and total cash costs of sales are non-GAAP financial performance measures with no standard definition under IFRS. See pages 16-19 of the Company’s MD&A.
2 Operating cash costs are comprised of direct mining and processing costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. Non-cash costs such as share-based compensation and depreciation have been excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period divided by the total pounds of copper produced during the period.
4 Per unit data may not sum due to rounding.
5 Balance of finished goods inventory as at the end of the period.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

In third quarter 2012, Gibraltar mined 16.8 million tons of material, a 6% increase over tons mined in the second quarter and a 23% increase over the third quarter 2011. The strip ratio in the third quarter 2012 was 2.8, below the 3.4 strip ratio in the second quarter and slightly lower than the 2.9 strip ratio in the third quarter of 2011.

Gibraltar milled 4.3 million tons during the third quarter 2012, a 10% increase over the second quarter’s tons milled and a 7% increase over third quarter 2011. Concentrator throughput continued to improve during the third quarter and during September, factoring in mill availability, operated at 95% of the designed capacity of 55,000 tons per day. Mill availability, however, was lower due to significant planned downtime associated with GDP3 tie-ins. Operating time during third quarter 2012 was 86.9% compared to 91.4% in the second quarter.

Copper concentrate production during third quarter 2012 was 22.9 million pounds, in line with the 23.0 million pounds produced in the second quarter and a 12% increase over the 20.5 million pounds produced in the third quarter 2011. The impact of the increase in tons milled in the third quarter compared to the second quarter was offset by lower quarter-over-quarter copper head grades and recoveries.

Molybdenum production during third quarter 2012 was 276 thousand pounds, down 27% compared to the second quarter as a result of lower molybdenum head grades and recoveries. Year over year, molybdenum production is lower primarily due to a decrease in head grade.

In the third quarter 2012, total net operating cash costs per pound of copper produced averaged US$2.20, a 16% increase over the US$1.89 per pound averaged in the second quarter and a 34% increase over the US$1.64 averaged during third quarter 2011. Negatively impacting cash costs per pound is the decline in recoveries from 88.1% in second quarter to 82.8% in the third quarter. This decrease in recoveries resulted in lost production of approximately 1.2 million pounds of copper in concentrate which equates to an increase in net operating cash costs US$0.14 per pound, all else equal. As mill operations focus during the third quarter was achieving design rates in mill throughput, the modifications implemented affected grind size reporting to flotation which adversely impacted copper recovery. Currently, the mill is maintaining the increased throughput while achieving design grind size and attendant improved copper recovery. Also impacting net operating cash costs was the decrease in by-products credits from US$0.23 per pound in the second quarter to US$0.15 per pound in the third quarter, due to a decrease in both molybdenum production and average realized molybdenum prices. The new molybdenum plant is planned for commissioning during the fourth quarter and molybdenum recovery is expected to reach design rates during the first half of 2013.

Gibraltar Development Plan (GDP3)

Construction activities continue to proceed as planned with the majority of the concrete and steelwork having been completed and major components such as the SAG and ball mill installed. The new reclaim barge is completed and was launched during October, and commissioning of the first phase of conveyors for the project was completed and turned over to operations and is now in production. Current work underway is mostly comprised of completion of installation of electrical and instrumentation wiring, pump and piping installation, and testing of circuits in preparation of wet commissioning. Wrap up work on structural and access features is also ongoing.

The project remains on time and on budget with commissioning of the molybdenum plant to begin in November and the main concentrator in December 2012.

New Prosperity project

The environmental assessment announced by CEAA remains in process under the timeline identified in their November 7, 2011 press release. On September 20, 2012, we submitted the Environmental Impact Statement (EIS) to the three-member Review Panel established for the federal environmental assessment of the project. The Review Panel terms of reference require that the Panel determine whether it has sufficient information to proceed to public hearings no later than December 11, 2012. The next stage in the federal environmental assessment process will be public hearings, followed by the Panel’s preparation and submission of a report to the Federal Minister of the Environment.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Aley project

The Aley project continued to advance in the third quarter with good progress on metallurgical testing, engineering refinement on mine site components, tailings storage facility, and transmission line options. Field work consisted of environmental baseline data gathering, access upgrading, and geotechnical data gathering in the concentrator and tailings locations. We expect to advance engineering to enable an investment decision in early 2013.

FINANCIAL PERFORMANCE

Earnings

	Three months ended September 30,					Nine months ended September 30,
				%					%
(Cdn$ in thousands)	2012	2011	Change	Change		2012	2011	Change	Change
Net (loss) earnings	(3,851)	30,028	(33,879)	(113%	)	(8,880)	34,668	(43,548)	(126%	)
Unrealized loss (gain) on derivatives	8,468	(48,320)	56,788	(118%	)	22,482	(44,873)	67,355	(150%	)
Gain on sale of marketable securities and dividend income	-	-	-	-		(877)	(6,443)	5,566	(86%	)
Changes in fair value of warrants	-	-	-	-		-	529	(529)	(100%	)
Non-recurring consulting expenses	-	4,043	(4,043)	(100%	)	-	4,043	(4,043)	(100%	)
Unrealized (income) loss on DCDs	(43)	1,468	(1,511)	(103%	)	(310)	1,319	(1,629)	(124%	)
Loss on contribution to joint venture	-	183	(183)	(100%	)	-	3,987	(3,987)	(100%	)
FX translation (gains) losses	(977)	(230)	(747)	325%		(1,286)	3,701	(4,987)	(135%	)
Estimated tax effect of adjustments	(2,106)	10,837	(12,943)	(119%	)	(5,324)	10,911	(16,235)	(149%	)
Adjusted net earnings (loss) [1]	1,491	(1,991)	3,482	(175%	)	5,805	7,842	(2,038)	(26%	)
[1] Adjusted net earnings is non-GAAP financial performance measures with no standard definition under IFRS. See pages 16-19 of this MD&A.

In the third quarter of 2012, we realized a net loss of $3.9 million, compared to net income of $30.0 million in the prior-year quarter. Included in net earnings are a number of items that management believes require adjustment in order to better measure the underlying performance of the business, and has presented these items in the table above.

Unrealized gains/losses on derivatives can vary significantly each period and have a significant impact on earnings. These swings are a result of changes in the derivatives comprising our hedge program at the balance sheet date, and marking-to-market this copper hedge position using the forward copper price at the balance-sheet date. The hedge position at the end of September 30, 2012 was comprised of collars hedging 17.2 million pounds of our share of Gibraltar’s copper production for fourth quarter 2012 and put options hedging 59.6 million pounds of our share of Gibraltar’s copper production for 2013. In contrast, the hedge position at the end of September 30, 2011 was comprised of put options on 18.5 million pounds of our share of Gibraltar’s copper production for the remainder of 2011 as well as collars hedging 68.5 million pounds of our share of Gibraltar’s production for all of 2012.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

To arrive at adjusted net earnings, we removed the foreign currency translation impact, the unrealized gains/losses on the derivative instruments, and the unrealized income/losses on dual currency deposits (DCDs) from our adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period. The realized gains/losses on these monetary items and derivative and financial positions are reflected in net earnings in the period in which the position is settled.

The resultant adjusted net earnings are a non-GAAP performance measure that we believe is more representative of ongoing operations. Contributing to the $3.5 -million increase in the quarterly adjusted net earnings year over year are the following changes:

  $9.8-million decrease in cost of sales;
  $5.2-million decrease in foreign exchange losses;
  $2.3-million decrease in finance expense;
  $1.3-million decrease in various other expenses;
  offset by a $23.2-million decrease in revenues;
  $0.9-million increase in exploration and evaluation expenses; and
  an estimated $9.1 million for the associated tax effects of these items.

Contributing to the $2.0 -million decrease in the nine-month adjusted net earnings are the following changes:

  $21.5-million increase in cost of sales;
  $8.2-million increase in exploration and evaluation expenses;
  $0.6-million decrease in revenues;
  offset by a $7.1-million decrease in realized losses on copper derivative instruments;
  $5.1-million decrease in foreign exchange losses;
  $3.0-million increase in finance income;
  $2.9-million decrease in general and administrative and other expenses; and
  an estimated $10.5 million for the associated tax effects of these items.

Each of the above-noted changes is examined in further detail in the sections below.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Revenues

	Three months ended September 30,					Nine months ended September 30,
				%					%
(Cdn$ in thousands)	2012	2011	Change	Change		2012	2011	Change	Change
Copper concentrate	55,900	76,535	(20,635)	(27%	)	173,591	173,142	449	0%
Copper cathode	2,391	3,314	(923)	(28%	)	4,268	4,737	(469)	(10%	)
	58,291	79,849	(21,558)	(27%	)	177,859	177,879	(20)	0%
Molybdenum concentrate	1,919	3,192	(1,273)	(40%	)	10,473	10,878	(405)	(4%	)
Silver contained in copper concentrate	789	1,163	(374)	(32%	)	2,397	2,597	(200)	(8%	)
	60,999	84,204	(23,205)	(28%	)	190,729	191,354	(625)	0%
(thousands of pounds, unless otherwise noted)
Copper concentrate	15,409	20,989	(5,580)	(27%	)	47,374	44,146	3,228	7%
Copper cathode	679	860	(182)	(21%	)	1,202	1,193	9	1%
Total copper sales	16,088	21,849	(5,761)	(26%	)	48,576	45,339	3,237	7%
Average realized copper price (US$ per pound) [1]	$3.64	$3.73	($0.08)	(2%	)	$3.65	$4.01	($0.36)	(9%	)
Average LME copper price (US$ per pound)	$3.50	$4.07	($0.58)	(14%	)	$3.61	$4.20	($0.59)	(14%	)
[1] The average exchange rate used for third quarter 2012 and nine months ended September 30, 2012 were CAD/USD $0.9949 and $1.0021, respectively (2011: $0.9807 and $0.9781) .

Revenues for the third quarter 2012 decreased by $23.2 million, or 28%, compared to revenues in the prior-year period as a result of significantly lower copper sales. Our copper revenues during the third quarter decreased by 27% year over year as a result of a 26% decrease in copper sales volumes combined with a 2% decrease in average realized copper prices. The Company’s average realized copper price of US$3.64 per pound for the third quarter 2012 was better than the LME average of US$3.50 per pound.

For the nine months ended September 30, 2012, revenues remained relatively constant compared to the prior-year period. Our copper revenues for the first nine months of 2012 also remained relatively constant compared to 2011 due to a 7% increase in copper sales volumes being offset by a 9% decrease in average realized copper prices. Our average realized copper price of US$3.65 per pound for the nine months ended September 30, 2012 was in line with the LME average for the period.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Cost of sales

	Three months ended September 30,					Nine months ended September 30,
				%					%
(Cdn$ in thousands)	2012	2011	Change	Change		2012	2011	Change	Change
Direct mining and processing costs	41,564	30,105	11,459	38%		117,128	92,364	24,764	27%
Depreciation	4,946	4,609	337	7%		13,449	9,945	3,504	35%
Treatment and refining costs	2,940	4,085	(1,145)	(28%	)	9,530	8,659	871	10%
Transportation costs	3,421	4,325	(904)	(21%	)	10,490	9,708	782	8%
Changes in inventories of finished goods and WIP	(3,612)	15,906	(19,518)	(123%	)	(4,741)	3,654	(8,395)	(230%	)
	49,259	59,030	(9,771)	(17%	)	145,856	124,330	21,526	17%
(thousands of pounds)
Copper production	17,771	15,994	1,777	11%		51,332	45,412	5,919	13%
Copper sales	16,088	21,849	(5,761)	(26%	)	48,576	45,339	3,237	7%
(C$ per pound)
Direct mining and processing costs per pound produced	$2.34	$1.88	$0.46	24%		$2.28	$2.03	$0.25	12%
Depreciation per pound produced	$0.28	$0.29	($0.01)	(3%	)	$0.26	$0.22	$0.04	20%
Treatment and refining costs per pound sold	$0.18	$0.19	($0.01)	(2%	)	$0.20	$0.19	$0.01	3%
Transportation costs per pound sold	$0.21	$0.20	$0.01	7%		$0.22	$0.21	$0.00	1%

Contributing to the year-over-year increase in direct mining and processing costs for the third quarter was a 23% increase in tons mined and a 7% increase in tons milled. In addition, direct mining and processing costs for the third quarter 2012 compared to the prior-year quarter were negatively impacted by higher labour, maintenance, external services and consumable costs.

Depreciation expenses during the third quarter have increased year over year, reflecting an increase in assets placed into service as well as an increase in production levels. Treatment and refining costs and transportation costs have decreased, consistent with the decrease in sales volumes.

For the nine months ended September 30, 2012, direct mining and processing costs increased by 27% over the prior-year period. Contributing to the year-over-year increase in direct mining and processing costs was a 15% increase in tons mined and 12% increase in tons milled. Also adversely impacting direct mining and processing costs for the nine months ended September 30, 2012 compared to the prior-year period were higher labour, maintenance and consumable costs.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Other expenses and income

	Three months ended September 30,					Nine months ended September 30,
				%					%
(Cdn$ in thousands)	2012	2011	Change	Change		2012	2011	Change	Change
General and administrative	3,695	4,233	(538)	(13%	)	13,103	15,723	(2,620)	(17%	)
Exploration and evaluation	6,789	5,909	880	15%		15,970	7,747	8,223	106%
Other operating expenses (income)	8,947	(42,645)	51,592	(121%	)	25,118	(30,884)	56,002	(181%	)
Loss on contribution to joint venture	-	183	(183)	(100%	)	-	3,987	(3,987)	(100%	)
Finance expenses	3,217	5,479	(2,262)	(41%	)	11,481	11,372	109	1%
Finance income	3,316	2,216	1,100	50%		10,083	10,539	(456)	(4%	)
Foreign exchange (gain) loss	(469)	5,479	(5,948)	109%		(435)	9,666	(10,101)	(105%	)

The $0.5 -million decrease in general and administrative expenses in third quarter 2012 is primarily due to a $0.6 -million decrease in share-based compensation costs, offset by increases in various other expenses. For the nine months ended September 30, 2012, general and administrative expenses decreased by $2.6 million. Contributing to the variation was a $2.8 -million decrease in share-based compensation costs, offset by increases in various other expenses.

The increase in third quarter exploration and evaluation expenses year over year reflects a significant increase in activity at both the Aley project and the New Prosperity project. During third quarter 2012, approximately $5.6 million was spent on Aley and approximately $1.2 million was spent on the New Prosperity project. For the nine months ended September 30, 2012, approximately $9.9 million was spent on Aley, approximately $5.9 million was spent on the New Prosperity project, and $0.2 million was spent on other projects.

The increase in other operating expenses in third quarter 2012 is primarily attributable to gains and losses associated with our copper hedge program. In third quarter 2012, we recognized $8.5 million in unrealized losses and $0.8 million in realized losses. This compares to $48.3 million in unrealized gains and $1.8 million in realized losses that were recognized in third quarter 2011. For the nine months ended September 30, 2012, there was a $56.0 -million increase in other operating expenses compared to the prior-year period. We have recognized $22.5 million in unrealized losses and $3.4 million in realized losses year to date, compared to $44.9 million in unrealized gains and $10.5 million in realized losses that were recognized in the prior-year period. The amount of gain or loss on the copper hedge program is driven by changes in copper prices relative to the fixed price in our put and call option contracts.

Finance expenses for third quarter 2012 are net of $2.2 million of interest capitalized on the GDP3 project and this explains the decrease in finance expenses compared to third quarter 2011. After adjusting for capitalized interest, finance expenses in the third quarter have remained relatively constant year over year. For the nine months ended September 30, 2012, after adjusting for capitalized interest of $4.8 million, finance expenses have increased due to inclusion of a full nine months of interest expense on the senior notes in 2012 compared to five and a half month’s interest in 2011 excluding the period prior to the transaction.

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits, as well as gains and losses on the dual currency deposits. During third quarter 2012, income from these items increased $1.1 million compared to third quarter 2011. For the nine months ended September 30, 2012, interest income and the dual currency deposits contributed $4.6 million more to finance income when compared to the prior-year period. During the nine months ended September 30, 2011, we realized a $6.0 -million gain on the sale of marketable securities which explains the net decrease in finance income compared to the nine-month period for 2012.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Foreign exchange gains and losses arise as a result of the significant transactions we undertake in US dollars. All of our revenue transactions are denominated in US dollars. We incur certain capital and operating expenditures in US dollars, as well as make interest payments on our senior notes in US dollars. As a result of movements in exchange rates between the date we initially record our transaction and the date payment is made/received, we incur foreign exchange gains and losses. In addition, we have significant monetary assets and liabilities denominated in US dollars that are translated to our functional currency, which is Canadian dollars, at each balance sheet date resulting in a foreign exchange gain or loss. These monetary assets and liabilities include cash, accounts receivable, interest payable and the senior notes.

Income tax

	Three months ended September 30,					Nine months ended September 30,
				%					%
(Cdn$ in thousands)	2012	2011	Change	Change		2012	2011	Change	Change
Current (recovery) expense	(2,816)	7,913	(10,729)	(136%	)	3,876	8,842	(4,966)	(56%	)
Deferred (recovery) expense	(456)	10,811	(11,267)	(104%	)	(5,277)	16,442	(21,719)	(132%	)
	(3,272)	18,724	(21,996)	(117%	)	(1,401)	25,284	(26,685)	(106%	)
Effective tax rate	45.9%	38.4%				13.6%	42.2%
Canadian statutory rate	25.0%	26.5%				25.0%	26.5%
BC Mineral tax rate	9.8%	9.8%				9.8%	9.8%

The effective tax rate for third quarter 2012 is approximately 11.1 percentage points higher than the statutory rate primarily due to the BC Mineral tax, permanent differences and unrecognized tax benefits.

The effective tax rate for third quarter 2011 is higher than the statutory rate due to the mineral tax, permanent differences and unrecognized tax benefits. Certain items that are deductible for income tax purposes are not deductible for BC Mineral tax purposes as well as non-deductible share-based compensation contributed to a 2.1 percentage point increase over the statutory rate.

The effective tax rate for the nine months ended September 30, 2012 is in a recovery position when compared to the statutory rate. The difference from the statutory rate primarily due to the BC Mineral tax, permanent differences and unrecognized tax benefits account for the majority of the difference. Other items, including the impact of the reduction of corporate tax rates and benefits not recognized for tax purposes created minor impacts on the effective tax rate.

The effective tax rate for the nine months ended September 30, 2011 is higher than the statutory rate due to the mineral tax, permanent differences and unrecognized tax benefits. Certain items that are deductible for income tax purposes are not deductible for BC Mineral tax purposes which contributed to an increase over the statutory rate. In addition, permanent differences, such as non-deductible share-based compensation, accounted for the remaining differences from the statutory rate.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at	As at
(Cdn$ in thousands)	September 30, 2012	December 31, 2011
Cash and equivalents	200,754	277,792
Current assets excluding cash	81,526	159,131
Non-current assets	580,546	446,003
Other assets	117,244	111,806
Total assets	980,070	994,732
Current liabilities	88,065	61,014
Long-term debt	217,409	218,502
Other liabilities	203,080	218,399
Total liabilities	508,554	497,915
Equity	471,516	496,817
Non-cash working capital [1]	(6,539)	98,117
Net debt (cash) [1]	31,787	(86,139)
Total common shares outstanding (millions)	190.5	196.5
[1] Non-cash working capital and net debt (cash) are non-GAAP financial performance measures with no standard definition under IFRS. See pages 16-19 of this MD&A.

Our asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. Our current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with other current assets that are primarily prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to our shipping and cash settlement schedules, which provide for payment typically one month after the month of arrival at the receiving port.

Current assets including cash have decreased by $154.6 million, offset by a $134.5 -million increase in property, plant and equipment.

Total liabilities have increased from $497.9 million as at December 31, 2011 to $508.6 million at September 30, 2012. Current liabilities have increased by $27.1 million, offset by a $15.3 -million decrease in other liabilities.

During the third quarter 2012, the Company moved into a net debt position. Previously, the Company’s cash position more than offset its debt. The net debt position is primarily a result of the cumulative spending on GDP3 expansion outpacing the cash generated from operations.

As at October 31, 2012, there were 190,572,455 common shares outstanding. In addition, there were 12,897,500 director, employee and contractor stock options. More information on these instruments and the terms of their exercise is set out in note 21 of our 2011 annual financial statements.

Liquidity, cash flow and capital resources

At September 30, 2012, the Company had cash and equivalents of $200.8 million, as compared to $277.8 million at December 31, 2011. At December 31, 2011, an additional $40.6 million of highly-liquid money market instruments were recorded as current other financial assets, but were converted to cash and equivalents during first quarter 2012. We maintained our strategy of retaining significant liquidity to fund operations and the GDP3 expansion.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Operating cash flow for third quarter 2012 was an inflow of $30.1 million compared to an outflow of $7.2 million for the prior-year quarter. Adjusting for a $26.7 -million increase in non-cash working capital, operations generated a cash inflow of $3.4 million during the third quarter of 2012. This compares to adjusted operating cash outflow of $2 million in the third quarter of 2011.

The principal use of operating cash flows during the quarter was capital expenditures, investment in financial assets (including the purchase of copper put options), and the repurchase of common shares. With the issuance of the senior notes, future uses of operating cash flow include the repayment of debt and interest.

Future changes in market copper and molybdenum prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, we enter into copper hedges on a portion of our share of Gibraltar copper production. Alternative sources of funding for future capital or other liquidity needs include future operating cash flow, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction, and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address our capital needs and minimize our weighted average cost of capital.

Cash used for investing activities for third quarter 2012 was $61.2 million, of which $56.9 million was invested in property, plant and equipment. The prior-year quarter reflects $16.3 million invested in property, plant and equipment and $73.7 million invested in dual currency deposits.

Cash used for financing activities for third quarter 2012 was $8.8 million compared to $3.1 million for the prior-year quarter. Included in third quarter 2012 is the repurchase of common shares for $4.9 million and a combined $4.3 million for debt repayment and interest charges. Included in third quarter 2011 was a combined $3.3 million for debt repayment and interest charges.

Hedging strategy

We implemented our hedging program in 2009 as copper prices were recovering from the commodity pricing collapse that occurred in late 2008 and early 2009. Since that time, our strategy has been to hedge at least 50% of our copper production using put options that are either purchased outright or funded by the sale of calls that are significantly out of the money using either a zero-cost basis or funded basis.

The amount and duration of our hedge position is based on our assessment of business-specific risk elements combined with the copper pricing outlook. Currently we have 17.2 million pounds, or 90%, of our share of the estimated remaining 2012 Gibraltar production hedged at US$3.50 per pound. This increased hedging level is based on the potential risks associated with a copper price correction during the build-out of GDP3. This corresponds with a period of heightened vulnerability given the scope of the capital expenditure and working capital requirements during 2012. The project is scheduled to be completed and commissioned in late 2012.

We have also hedged 33.1 million pounds of our share of Gibraltar’s production for the first half of 2013 at US$3.00 per pound and 26.5 million pounds for the second half of 2013 at US$2.75 per pound.

We review our copper price and quantity exposure at least quarterly to ensure that adequate revenue protection is in place. Our hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and estimated gross margins during the relevant period.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2012			2011				2010
($ in thousands,
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	60,999	74,377	55,353	60,512	84,204	48,349	58,801	108,959
Net earnings (loss)	(3,851)	3,315	(8,344)	(7,694)	30,028	(1,113)	5,753	25,550
EPS [1]	(0.02)	0.02	(0.04)	(0.04)	0.15	(0.01)	0.03	0.14
Adjusted net earnings (loss) [2]	1,491	4,009	305	9,941	(1,991)	1,863	7,971	31,274
Adjusted EPS [1]	0.01	0.02	0.00	0.05	(0.01)	0.01	0.04	0.17
EBITDA 2, [3]	(1,232)	13,350	(4,337)	(4,830)	56,523	3,685	15,301	46,353
Adjusted EBITDA 2, [3]	6,216	13,492	8,081	19,220	13,667	7,488	16,617	52,491
(US$ per pound, except where indicated)
Realized copper price [2]	3.64	3.52	3.87	3.56	3.73	4.25	4.28	4.09
Total cash costs of sales [2]	2.60	2.47	2.23	2.20	2.33	2.37	2.08	1.69
Copper sales (million pounds)	16.1	19.8	12.7	15.4	21.8	10.7	12.8	25.2

1 Calculated using weighted average number of shares outstanding under the basic method. Sum of all the quarters may not add up to the yearly total due to rounding.
2 Adjusted net earnings (loss), adjusted EPS, EBITDA, adjusted EBITDA, realized copper price and total cash costs of sales are non-GAAP financial performance measure with no standard definition under IFRS. See pages 16-19 of the Company’s MD&A.
3 Certain prior-period measures have been recalculated to conform to the presentation adopted for the current period.

Our financial results for the last eight quarters reflect: volatile copper prices that impact realized prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing production costs caused by inflationary pressures on key input costs. In certain areas such as labour and mining operations, our operating costs are expected to remain elevated through the completion and commissioning of GDP3. Most of the required labour force to operate the GDP3 concentrator has already been hired and is currently training and job shadowing in order to facilitate an efficient ramp up. There are other cost elements in the mine and mill operations where we have identified significant opportunities for improvement and expect to see a downward trend starting in the first quarter of 2013. Our focus has always been on long-term reduction of unit costs and we believe further efficiencies will be gained once GDP3 achieves design capacity mid next year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2 of the 2011 annual financial statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; assessment of joint control in business combinations; and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the Financial Statements and the 2011 annual financial statements as appropriate.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

In early 2012, the Company was advised by its auditors, KPMG LLP, that the Public Company Accounting Oversight Board (PCAOB) communicated to the auditors that based on their inspection results, that an alternative accounting treatment might be more appropriate for the Company’s 2010 joint venture transaction with Cariboo. Pursuant to that transaction, Cariboo purchased a 25% joint venture interest in the Gibraltar mining operations for $187 million. This transaction implied a total value for the Gibraltar mining operations of approximately $748 million and in the Company’s annual reconciliation of accounts from Canadian generally accepted accounting principles (GAAP) to United States GAAP, it recognized a gain calculated as 100% of the difference between the Company’s carrying cost of the Gibraltar mining operations of $368 million and its implied value, for a reported gain of $380 million. Under US GAAP, 100% of the gain is recognized if the Company no longer controls the joint venture. The accounting identified by the PCAOB is dependent on whether a change of control of the Gibraltar mining operations occurred as a result of the joint venture transaction.

Depending on the outcome of anticipated discussions with the PCAOB and the SEC, it is possible that the Company may have to reverse the gain recognition for US GAAP purposes on 100% of the Gibraltar mining operations and recognize a gain only on the 25% actually sold or potentially recognize the gain as an equity transaction rather than through income. This would necessitate related restatements to the carrying value of the Gibraltar mining operations and the presentation of Cariboo’s minority interest in the 2010 US GAAP reconciliation and would have no effect on cash flows in 2010 or thereafter. Based on the review of PCAOB’s comments to date, the Company believes that the accounting approach taken on the joint venture transaction and subsequent accounting were and continue to be appropriate.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

Our internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Our internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

During third quarter 2012, the Company incurred total compensation expenses of $1.5 million for its key management personnel.

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During third quarter 2012, the Company incurred general and administrative expenses of $0.3 million and exploration and evaluation expenses of $0.1 million with HDSI. This compares to general and administrative expenses of $0.5 million and exploration and evaluation expenses of $0.2 million in third quarter 2011.

The Gibraltar joint venture pays a management fee to the Company for services rendered as operator of the Gibraltar mine. In addition, the Company pays compensation expenses for certain individuals providing services to the Gibraltar joint venture and invoices the joint venture for reimbursement of these expenses. During the third quarter 2012, the Company has recognized $0.3 million of income for these services rendered, compared to $0.2 million in third quarter 2011.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Total cash costs per pound

Total cash costs of sales include all costs absorbed into inventory, as well as by-product credits, treatment & refining costs and transportation costs, less non-cash items such as depreciation and share-based compensation. Total cash costs per pound sold are calculated by dividing the aggregate of the applicable costs by copper pounds sold. Total cash costs of production are total cash costs of sales adjusted for the net movement in inventory during the period. Total cash costs per pound produced are calculated by dividing the aggregate of the applicable costs by copper pounds produced. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, unless otherwise indicated)	2012	2011	2012	2011
Cost of sales	49,259	59,030	145,856	124,330
Less non-cash items:
Depreciation	(4,946)	(4,609)	(13,449)	(9,945)
Share-based compensation	(18)	(92)	(86)	(178)
Less by-product credits:
Molybdenum	(1,919)	(3,192)	(10,473)	(10,878)
Silver	(789)	(1,163)	(2,397)	(2,597)
Total cash costs of sales	41,587	49,974	119,451	100,732
Total copper sold (thousand pounds)	16,088	21,849	48,576	45,339
Total cash costs per pound sold	2.59	2.29	2.46	2.22
Average exchange rate for the period (CAD/USD)	0.9949	0.9807	1.0021	0.9781
Total cash costs of sales (US$ per pound)	2.60	2.33	2.45	2.27

Total cash costs of sales	41,587	49,974	119,451	100,732
Net change in inventory	3,612	(15,906)	4,741	(3,654)
Total cash costs of production	45,199	34,068	124,192	97,078
Less offsite costs:
Treatment and refining costs	(2,940)	(4,085)	(9,530)	(8,659)
Transportation costs	(3,421)	(4,325)	(10,490)	(9,708)
Net operating cash costs	38,838	25,658	104,172	78,711
Total copper produced (thousand pounds)	17,771	15,994	51,332	45,412
Total cash costs per pound produced	2.19	1.60	2.03	1.73
Average exchange rate for the period (CAD/USD)	0.9949	0.9807	1.0021	0.9781
Net operating cash costs of production (US$ per pound)	2.20	1.64	2.03	1.78

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Adjusted net earnings

Adjusted net earnings remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of financial instruments;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2012	2011	2012	2011
Net (loss) earnings	(3,851)	30,028	(8,880)	34,668
Unrealized loss (gain) on derivative instruments	8,468	(48,320)	22,482	(44,873)
Gain on sale of marketable securities and dividend income	-	-	(877)	(6,443)
Changes in fair value of warrants	-	-	-	529
Unrealized (income) loss on DCDs	(43)	1,468	(310)	1,319
Loss on the contribution to JV	-	183	-	3,987
Non-recurring consulting expenses	-	4,043	-	4,043
Foreign currency translation losses (gains)	(977)	(230)	(1,286)	3,701
Estimated tax effect of adjustments	(2,106)	10,837	(5,324)	10,911
Adjusted net earnings (loss)	1,491	(1,991)	5,805	7,842
Adjusted EPS	0.01	(0.01)	0.03	0.04

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. We believe issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

We present adjusted EBITDA as a further supplemental measure of our performance and ability to service debt.

We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we consider non-recurring or do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that we believe are not likely to recur or are not indicative of our future operating performance consisting of:

TASEKO MINES LIMITED

Management’s Discussion and Analysis

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While recurring in nature, we believe unrealized gains/losses on derivative instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2012	2011	2012	2011
Net (loss) earnings	(3,851)	30,028	(8,880)	34,668
Add:
Depreciation	5,109	4,804	13,950	10,458
Interest expense	2,690	4,752	9,836	9,760
Interest income	(1,908)	(1,785)	(5,723)	(4,660)
Income tax (recovery) expense	(3,272)	18,724	(1,401)	25,284
EBITDA	(1,232)	56,523	7,782	75,510
Adjustments:
Gain on sale of marketable securities and dividend income	-	-	(877)	(6,443)
Changes in fair value of warrants	-	-	-	529
Unrealized (income) loss on DCDs	(43)	1,468	(310)	1,319
Foreign currency translation (gains) losses	(977)	(230)	(1,286)	3,701
Non-recurring consulting expenses	-	4,043	-	4,043
Loss on contribution to JV	-	183	-	3,987
Unrealized loss (gain) on derivative instruments	8,468	(48,320)	22,482	(44,873)
Adjusted EBITDA	6,216	13,667	27,791	37,773